September 28, 2009

By U.S. Mail and facsimile (850) 878-1230

Mr. B. Bryan Robinson
President and Chief Executive Officer
Pro Financial Holdings, Inc.
536 North Monroe Street
Tallahassee, Florida 32301

> **Re:** **Pro Financial Holdings, Inc.**
> **Post Effective Amendment No. 3 Registration Statement on Form S-1**
> **File No. 333-141191**
> **Filed September 24, 2009**

Dear Mr. Robinson:

We have monitored your Form S-1 and your responses to our comment letter dated September 21, 2009. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 filed September 24, 2009

1. We note your response to comment 3 of our letter dated September 21, 2009. Issuer financial statements audited by a nonregistered firm are considered to be "not audited," and any 10-K, proxy statement, or registration statement containing or incorporating by reference such financial statements is deemed substantially deficient.

   Please advise us as to how you intend to comply with the requirements of the Sarbanes-Oxley Act of 2002.

   * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with questions.

Sincerely,

Michael Clampitt